                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                        For the month of November, 1999


                        COMMISSION FILE NUMBER: 1-7239








                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices

                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


1. One company announcement made on November 2, 1999.









                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                 KOMATSU LTD.
                                          --------------------------
                                                 (Registrant)





Date:  November 2, 1999               By:  /s/ Masaru Fukase
                                           -------------------------
                                           Masaru Fukase
                                           Senior Executive
                                           Officer

NEWS RELEASE
                                                       [LOGO OF KOMATSU]
                                                       2-3-6 Akasaka, Minato-ku,
                                                       Tokyo 107-8414, Japan
                                                       Public Relations Section
                                                       Tel: 03-5561-2616
                                                       No. 0043(1577)
                                                       November 2nd, 1999


                  KOMATSU RECOVERS CONSOLIDATED INTERIM PROFIT
                  --------------------------------------------
                                 FOR FISCAL 2000
                                 ---------------

Consolidated net sales for the first half of fiscal 2000, ended September 30, 1999, totaled (Yen)515.8 billion (US$4,821 million at US$1.00=(Yen)107), down
2.6 percent from the same period last year. Consolidated net income reached
(Yen)9.2 billion (US$86 million), turning positive from a net loss of (Yen)1.1 billion a year before.

                                     Millions of yen and US dollar, except per share amounts
      --------------------------------------------------------------------------------------
                                                      2000          1999        2000
      --------------------------------------------------------------------------------------
       Net sales                                (Yen)515,843  (Yen)529,808       $4,821
          Domestic                                   250,027       234,268        2,337
          Overseas                                   265,816       295,540        2,484
       Net income (loss)                               9,226        (1,147)          86
       Earnings (loss) per share --- Basic        (Yen) 9.52    (Yen)(1.18) (Cent) 8.90
      --------------------------------------------------------------------------------------

Results by operation are as follows:

Construction and Mining Equipment
---------------------------------

   Sales of construction and mining equipment totaled (Yen)360.8 billion (US$3,373 million), down 5.0 percent from the corresponding period a year earlier, with sales in Japan accounting for (Yen)123.9 billion (US$1,159 million), up 8.7 percent.

         During the period under review, Komatsu quickly moved to expand a series of hydraulic excavators with small rear-swing radius as the mainstay models for the Japanese market. In particular, sales of the new models of this series made a sizeable gain, further strengthening Komatsu's position in the market. By tapping new markets for environment-conscious equipment for waste recycling, Komatsu also increased sales of mobile soil improvers and tub grinder. In addition, the Company improved sales of large equipment, mainly to the quarry industry.

         In Japan, Komatsu has been advancing a production-restructuring program involving the closure of three plants by August 2000, in order to increase its cost competitiveness and improve profitability through optimization of production efficiency. During the 6-month period under review, production of motor graders at Kashiwazaki Plant in Niigata and production of wheel loaders at Kawagoe Plant in

   Saitama were transferred to Mooka Plant in Tochigi, where large wheel loaders are being produced. At the same time, production of small and medium-sized wheel loaders was also transferred from Kawagoe Plant to Awazu Plant in Ishikawa. Production of the transferred products has already begun without delay on the new lines. Coupled with increased efficiency in both production and sales, these actions have positioned the Company to expect improved earnings in the all-important Japanese market.

         Outside Japan, sales remained generally robust. However, reflecting the adverse effect of the substantially appreciated yen against the U.S. dollar and the euro, yen-converted overseas sales for the interim period diminished
   10.8 percent to (Yen)236.9 billion (US$2,214 million).

          As the globalization of operation, which Komatsu has vigorously pursued, has taken root, the Company continued to expand sales in the key markets of Europe and the United States, enhancing its market position, especially in the U.S. Komatsu also stepped up sales in China, where the Company launched local production in 1995. In the utility equipment business for small construction equipment which features high maneuverability and versatility, the Company has launched full-scale export sales of backhoe loaders made by FKI Fai Komatsu Industries S.p.A. to the North American market. By reinforcing its commitment, Komatsu has expanded sales in the utility equipment market, where new growth is promising.

         In Southeast Asia, where demand had been depressed, signs of recovery have begun to emerge, centering on the logging and mining sectors, although the degree of recovery varies by country. Since the economic crisis of 1997, the Company has sustained production at its plants in Indonesia and Thailand as export bases for finished products and components via its global sales network. As a result, Komatsu is well prepared to respond quickly to any further recovery of demand in the region.

         Sales of mining equipment could not match up to the level of a year earlier, as prices of commodities, such as copper and coal, remained sluggish until the start of the current fiscal year under review. Such depressed prices notably discouraged the willingness of customers to invest in equipment. However, it is expected that a full-fledged recovery of demand will surface in 2000. To further strengthen its business base, Komatsu is pressing ahead with development, production and product support activities by integrating the operations of Group companies. The Company has also launched new products, such as the super-large "WA1200" wheel loader and the large and remodeled "D475" bulldozer.

   Electronics
   -----------

   Total sales of electronics business amounted to (Yen)41.8 billion (US$391 million), down 9.8 percent. In keeping with recovery of the semiconductor market, demand for silicon wafers has turned to improve, putting a halt to the decline of their prices. For the silicon wafer business, Komatsu is promoting differentiation of its products and technologies by combining the Groupwide strength. At Komatsu Electronic Metals Co., Ltd., efforts are being made to consolidate production exclusively in Japan and fast-growing Taiwan, thoroughly reduce cost and lead-time, and improve business performance at a rate outpacing the recovery in total demand. At the Taiwan plant, which celebrated completion of construction in March this year, the company received approvals of customers for its silicon wafers and commenced shipment as scheduled during the interim period under review. Fortunately, the plant had no damage from the powerful earthquake in Taiwan in September.

         Komatsu's polycrystalline silicon business registered sluggish sales as affected by inventory adjustment of the silicon wafer manufacturing industry. However, the Company is certain that the market for polycrystalline silicon will begin to improve in 2000 and continue to do so in the following years. In this light, it is working to expand sales of unique products based on its proprietary silane gas technology as well as silane gas itself in order to improve profitability.

         In the Excimer laser business, Komatsu started sales of the new high-powered 2kHz "G20K" model, and has already earned high regard of the customers. In addition to Japan where sales have gotten on track, the Company also expanded overseas sales of the "G20K" model by initiating marketing in North America, Europe, Taiwan and Korea. Elsewhere, sales remained buoyant for peripheral LAN equipment as well as thermoelectric modules and other products of Komatsu Electronics, Inc.

         Applied Komatsu Technology, Inc., a supplier of fabrication systems used to produce flat panel displays, has markedly improved sales and earnings on the back of expanded demand for flat panel displays in Taiwan and other Asian countries. Large-scale restructuring implemented last year also contributed to the improvement.

         While the market should continue to grow on a long-term basis, the percentage of their sales in Japan has become smaller. The market is also fiercely changeable, with the cycle of fluctuations getting shorter year after year. Under such market conditions, there are limitations in making fast, accurate management decisions as a joint venture. Thus, Komatsu determined that management transfer of the business to Applied Materials Inc. would be the best choice and sold all of its 50% stake in the joint venture to the American partner as of the end of October, 1999.

   Civil Engineering and Construction
   ----------------------------------

   Sales of the business increased 12.7 percent, to (Yen)32.0 billion (US$299 million).

         Demand from public works was steady, and housing starts were fairly firm during the period. However, private-sector investments remained sluggish, making the management environment more difficult. Komatsu worked to reinforce sales capabilities, enhance earnings, and improve its financial position during the period under review. However, earnings declined from the corresponding period last year.

   Industrial Machinery
   --------------------

   Sales of industrial machinery decreased 33.3 percent, to (Yen)15.7 billion (US$147 million), reflecting continued sluggishness of Japanese demand.

         In this business segment, Komatsu Industries Corporation, which manufactures and sells sheet metal forming machines, implemented extensive organizational reforms in July this year. Under the new organization, the company was divided into four business units with clearly defined responsibilities. In addition, now with lean management and administration organizations capable of accelerating the speed of decision making, the company has undertaken a variety of measures to improve profitability.

Others
------

   From a viewpoint of strengthening consolidated management, Komatsu increased its equity in Komatsu Zenoah Co., converting the status of Komatsu Zenoah to a consolidated subsidiary. As a result, sales in this businesses segment increased 26.5 percent, to (Yen)65.3 billion (US$611 million). In the meantime, sales of Komatsu Zenoah remained robust.

Outlook for the Rest of Fiscal 2000
-----------------------------------

   To further reinforce globally consolidated management of Komatsu, we will continue to meet the changes in our business environment accurately. Similarly, we are going to implement a multitude of measures to solve the three most urgent management tasks described at the top of this message and other tasks for sound management and improved profitability. For fiscal 2000 ending March 31, 2000, we expect to secure net sales of (Yen)1,060.0 billion and net income of (Yen)14.0 billion.

           We are continuing to improve the efficiency of our management in order to make Komatsu where each and every employee can be creative and ready to challenge for our shared goal of global, Groupwide growth into the 21st century.

                                                                    Komatsu Ltd.
Consolidated Financial Highlights
---------------------------------
For the first six months of fiscal 2000 and 1999 ended September 30, 1999 and 1998, respectively.
                                                    Millions/of yen & US dollars
                                                        except per share amounts

--------------------------------------------------------------------------------

                                   2000                     1999                    Changes('00-'99)
                            Apr.1-Sept.30,1999       Apr.1-Sept.30,1998            Increase(Decrease)
                      --------------------------------------------------------------------------------------------
                            Yen           dollar            yen              yen         dollar          (%)
------------------------------------------------------------------------------------------------------------------
Net sales                  515,843         4,821                529,808    (13,965)         (131)        (2.6)
      Domestic             250,027         2,337                234,268     15,759           147          6.7
      Overseas             265,816         2,484                295,540    (29,724)         (278)       (10.1)
------------------------------------------------------------------------------------------------------------------
Income before               12,612           118                  2,382     10,230            96        429.5
 income taxes
------------------------------------------------------------------------------------------------------------------
Net income                   9,226            86                (1,147)     10,373            97         ---
 (loss)
------------------------------------------------------------------------------------------------------------------
Earnings (loss)
 per share
------------------------------------------------------------------------------------------------------------------
   Basic                 (Yen) 9.52      (Cent) 8.90        (Yen)(1.18)  (Yen) 10.70   (Cent) 10.00      ---
------------------------------------------------------------------------------------------------------------------
   Diluted               (Yen) 9.40      (Cent) 8.79       (Yen) (1.18)  (Yen) 10.58  ( Cent)  9.89      ---
------------------------------------------------------------------------------------------------------------------

Notes:

   1) .  Number of consolidated subsidiaries : 97 companies
      . Number of affiliated companies : 149 companies (including 40 companies accounted for by the equity method)


   2) The translation of Japanese yen amounts into US dollar amounts is include solely for convenience and has been made for 2000 at the rate of (Yen) 107 to $1, the approximate rate of exchange at September 30, 1999.

Financial Position (As of September 30, 1999 and 1998)
------------------------------------------------------

--------------------------------------------------------------------------------
                                                2000                  1999
--------------------------------------------------------------------------------
Total assets (Millions of yen)                1,516,071            1,550,788
--------------------------------------------------------------------------------
Shareholders' equity (Millions of yen)          521,337              503,557
--------------------------------------------------------------------------------
Equity ratio (%)                                   34.4                 32.5
--------------------------------------------------------------------------------
Shareholders' equity per share (Yen)             538.06               519.71
--------------------------------------------------------------------------------

Projection for FY2000 (Year ending March 31, 2000)
--------------------------------------------------
(from April 1, 1999 to March 31, 2000)

                                                               Millions of yen
--------------------------------------------------------------------------------

                    Net sales     Income before income taxes     Net income
--------------------------------------------------------------------------------

The entire FY2000   1,060,000               19,000                 14,000
--------------------------------------------------------------------------------

                                                                    Komatsu Ltd.


Consolidated Sales by Operation
-------------------------------
For the six months ended September 30, 1999 and 1998.

--------------------------------------------------------------------------------

                                              2000                        1999                      Changes
                                                                                              Increase (Decrease)
                                   -----------------------------------------------------------------------------------
                                      Apr.1-Sept.30,1999          Apr.1-Sept.30,1998             (2000-1999)
                                   -----------------------------------------------------------------------------------
                                  (Yen)million     Ratio(%)  (Yen)million    Ratio(%)  (Yen)million          (%)
----------------------------------------------------------------------------------------------------------------------
Construction          Domestic         123,967        24.0         114,033       21.5          9,934          8.7
                      ------------------------------------------------------------------------------------------------
& Mining              Overseas         236,930        45.9         265,728       50.2       ( 28,798)       (10.8)
                      ------------------------------------------------------------------------------------------------
Equipment                              360,897        69.9         379,761       71.7       ( 18,864)        (5.0)
----------------------------------------------------------------------------------------------------------------------
Electronics           Domestic          28,787         5.6          30,480        5.7        ( 1,693)        (5.6)
                      ------------------------------------------------------------------------------------------------
                      Overseas          13,013         2.5          15,852        3.0        ( 2,839)       (17.9)
                      ------------------------------------------------------------------------------------------------
                                        41,800         8.1          46,332        8.7        ( 4,532)        (9.8)
----------------------------------------------------------------------------------------------------------------------
Civil                 Domestic          32,042         6.2          28,438        5.4          3,604         12.7
                      ------------------------------------------------------------------------------------------------
Engineering           Overseas             ---         ---             ---        ---           ---           ---
                      ------------------------------------------------------------------------------------------------
& Construction                          32,042         6.2          28,438        5.4          3,604         12.7
----------------------------------------------------------------------------------------------------------------------
Industrial            Domestic           8,755         1.7          11,268        2.2        ( 2,513)       (22.3)
                      ------------------------------------------------------------------------------------------------
Machinery             Overseas           7,014         1.4          12,357        2.3        ( 5,343)       (43.2)
                      ------------------------------------------------------------------------------------------------
                                        15,769         3.1          23,625        4.5        ( 7,856)       (33.3)
----------------------------------------------------------------------------------------------------------------------
Others                Domestic          56,476        11.0          50,049        9.4          6,427         12.8
                      ------------------------------------------------------------------------------------------------
                      Overseas           8,859         1.7           1,603        0.3          7,256        452.7
                      ------------------------------------------------------------------------------------------------
                                        65,335        12.7          51,652        9.7         13,683         26.5
----------------------------------------------------------------------------------------------------------------------
Total                 Domestic         250,027        48.5         234,268       44.2         15,759          6.7
                      ------------------------------------------------------------------------------------------------
                      Overseas         265,816        51.5         295,540       55.8       ( 29,724)       (10.1)
                      ------------------------------------------------------------------------------------------------
                                       515,843       100.0         529,808      100.0       ( 13,965)        (2.6)
----------------------------------------------------------------------------------------------------------------------

                                                                    Komatsu Ltd.

                        Consolidated Statements of Income
                        ---------------------------------
             (For the six months ended September 30, 1999 and 1998)


                                                                                                      Millions of yen
                                                   ------------------------------------------------------------------
                                                         2000            1999                  Changes(%)
                                                                                          Increase(Decrease)
---------------------------------------------------------------------------------------------------------------------
                                                         (A)              (B)                  (A)-(B)
Revenues
--------
  Net sales                                          (Yen)515,843    (Yen)529,808     (Yen)(13,965)           (2.6)
  Interest and other income                                32,287          14,601           17,686
---------------------------------------------------------------------------------------------------------------------
Total                                                     548,130         544,409            3,721             0.7
---------------------------------------------------------------------------------------------------------------------
Costs and expenses
------------------
  Cost of sales                                           397,270         398,154             (884)
  Selling, general and administrative                     116,737         118,509           (1,772)
  Interest and others                                      21,511          25,364           (3,853)
---------------------------------------------------------------------------------------------------------------------
Total                                                (Yen)535,518    (Yen)542,027      (Yen)(6,509)           (1.2)
---------------------------------------------------------------------------------------------------------------------
Income before income taxes, minority interests             12,612           2,382           10,230           429.5
      and equity in earnings
---------------------------------------------------------------------------------------------------------------------

Income taxes                                                1,394           1,586             (192)
---------------------------------------------------------------------------------------------------------------------
Minority interests in (income) losses of                   (1,924)            699           (2,623)
      consolidated subsidiaries - net
---------------------------------------------------------------------------------------------------------------------
Equity in losses of affiliated companies - net                (68)         (2,642)           2,574
---------------------------------------------------------------------------------------------------------------------

Net income (loss)                                      (Yen)9,226     (Yen)(1,147)          10,373             ---
---------------------------------------------------------------------------------------------------------------------

Note: Komatsu Ltd. has adopted SFAS 130, "Reporting Comprehensive Income," from the fiscal year beginning April 1, 1998. In this standard, comprehensive income is defined as the changes in stockholders' equity except capital transactions. Komatsu's comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized holding gains on securities available for sale, and change in pension liability adjustments. Aggregated net comprehensive income (loss) for the six months ended September 30, 1999 and 1998 were 29,336 million yen (US$ 274 million) and (15,499) million yen, respectively.

                                                                    Komatsu Ltd.

                           Consolidated Balance Sheets
                           ---------------------------
                      (As of September 30, 1999 and 1998)

                                                                                                     Millions of yen
                                                       ------------------------------------------------------------------
                                                              2000                  1999                 Changes
                                                       ------------------------------------------------------------------
                                                                                                    Increase(Decrease)
-------------------------------------------------------------------------------------------------------------------------
Assets                                                         (A)                  (B)                  (A)-(B)
------
Current assets:
  Cash, cash equivalents and time deposits                   (Yen)63,920            (Yen)85,682          (Yen)(21,762)
  Marketable securities                                           59,949                 46,968                12,981
  Trade notes and accounts receivable,                           378,828                407,591               (28,763)
   less allowance for doubtful receivables
  Inventories                                                    241,751                254,437               (12,686)
  Other current assets                                            93,781                111,443               (17,662)
-------------------------------------------------------------------------------------------------------------------------
Total current assets                                             838,229                906,121               (67,892)
-------------------------------------------------------------------------------------------------------------------------
Investments                                                      134,982                112,427                22,555
-------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment -
 Less accumulated depreciation                                   442,192                449,127                (6,935)
-------------------------------------------------------------------------------------------------------------------------
Other assets                                                     100,668                 83,113                17,555
-------------------------------------------------------------------------------------------------------------------------
Total                                                     (Yen)1,516,071         (Yen)1,550,788          (Yen)(34,717)
-------------------------------------------------------------------------------------------------------------------------
 Liabilities and Shareholders' Equity
 ------------------------------------
 Current liabilities:
   Short-term debt (including current                            280,944                399,098              (118,154)
      Maturities of long-term debt)
   Trade notes and accounts payable                              178,068                193,666               (15,598)
   Income taxes payable                                            6,180                  9,065                (2,885)
   Other current liabilities                                     124,342                113,367                10,975
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                        589,534                715,196              (125,662)
-------------------------------------------------------------------------------------------------------------------------
Long-term liabilities                                            369,697                306,127                63,570
-------------------------------------------------------------------------------------------------------------------------
Minority interests                                                35,503                 25,908                 9,595
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Common stock                                                   68,370                 68,370                     0
   Capital surplus                                               117,269                116,981                   288
   Retained earnings                                             324,645                333,425                (8,780)
   Accumulated other                                              12,674                (14,523)               27,197
      Comprehensive income (*)
   Treasury stock                                                 (1,621)                  (696)                 (925)
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                       521,337                503,557                17,780
-------------------------------------------------------------------------------------------------------------------------
Total                                                     (Yen)1,516,071         (Yen)1,550,788          (Yen)(34,717)
-------------------------------------------------------------------------------------------------------------------------
                                                       ----------------------------------------------------------------
                                                              2000                  1999                Changes
                                                                                                   Increase (Decrease)
-----------------------------------------------------------------------------------------------------------------------
(*)Accumulated other comprehensive income:
   Foreign currency translation adjustments                      (22,037)               (10,265)              (11,772)
   Net unrealized holding gains on securities                     40,161                    267                39,894
   available for sale
   Pension liability adjustments                                  (5,450)                (4,525)                 (925)

                                     -11-
                                                                    Komatsu Ltd.

                              Business Information
                              --------------------

1. Information by Business Unit

(1) Sales and Operating Profit (Loss)
-------------------------------------

                                                                                          Millions of yen
-----------------------------------------------------------------------------------------------------------------------
                                                 2000                                         1999
                                          Apr. 1-Sept. 30, 1999                        Apr. 1-Sept. 30, 1998
                              -----------------------------------------------------------------------------------------
                                               Operating       Margin                       Operating       Margin
                                 Sales        Profit(Loss)             %      Sales        Profit(Loss)            %
-----------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment                 363,657         13,929           3.8        380,348           19,420          5.1
-----------------------------------------------------------------------------------------------------------------------

Electronics                        41,829        (10,279)        (24.6)        46,373          (3,611)         (7.8)
-----------------------------------------------------------------------------------------------------------------------
Civil Engineering &
 Construction                      34,789           (328)         (0.9)        35,305              485          1.4
-----------------------------------------------------------------------------------------------------------------------

Industrial Machinery               16,889         (1,247)         (7.4)        24,099           (1,059)        (4.4)
-----------------------------------------------------------------------------------------------------------------------

Others                             95,490          1,273           1.3         80,320             (268)        (0.3)
-----------------------------------------------------------------------------------------------------------------------

            Total                 552,654          3,348           0.6        566,445           14,967          2.6
-----------------------------------------------------------------------------------------------------------------------
Corporate &
 Eliminations                     (36,811)        (1,512)          ---        (36,637)          (1,822)         ---
-----------------------------------------------------------------------------------------------------------------------

            Total                 515,843          1,836           0.4        529,808           13,145          2.5
-----------------------------------------------------------------------------------------------------------------------

Note: Sales amount of each business segment includes inter-segment transactions.



(2) Assets, Depreciation and Amortization, and Capital Expenditures
-------------------------------------------------------------------

                                                                                          Millions of yen
-------------------------------------------------------------------------------------------------------------------------
                                                  2000                                         1999
                              -------------------------------------------------------------------------------------------

                                 As of           Apr. 1-Sept. 30, 1999        As of            Apr. 1-Sept. 30, 1999
                                Sept. 30                                      Sept. 30
-------------------------------------------------------------------------------------------------------------------------
                                  Assets      Depreciation     Capital         Assets       Depreciation     Capital
                                                  and        Expenditures                       and        Expenditures
                                              Amortization                                  Amortization
-------------------------------------------------------------------------------------------------------------------------
Construction &
 Mining Equipment                 822,699         14,181         19,545         899,698         12,639         19,341
-------------------------------------------------------------------------------------------------------------------------

Electronics                       257,150         11,561          4,297         275,939          7,242         46,121
-------------------------------------------------------------------------------------------------------------------------
Civil Engineering &
 Construction                      73,141            988            652          86,524          1,215            436
-------------------------------------------------------------------------------------------------------------------------

Industrial Machinery               40,023            481            654          47,340            513            459
-------------------------------------------------------------------------------------------------------------------------

Others                            213,694          3,584          4,153         224,019          2,744          2,413
-------------------------------------------------------------------------------------------------------------------------

            Total               1,406,707         30,795         29,301       1,533,520         24,353         68,770
-------------------------------------------------------------------------------------------------------------------------
Corporate &
 Eliminations                     109,364            ---            ---          17,268            ---            ---
-------------------------------------------------------------------------------------------------------------------------

            Total               1,516,071         30,795         29,301       1,550,788         24,353         68,770
-------------------------------------------------------------------------------------------------------------------------

                                                                    Komatsu Ltd.

2. Information by Region

(1) Sales and Operating Profit (Loss)
-------------------------------------

                                                                                           Millions of yen
---------------------------------------------------------------------------------------------------------------------
                                               2000                                         1999
                                        Apr. 1-Sept. 30, 1999                        Apr. 1-Sept. 30, 1998
                           ------------------------------------------------------------------------------------------
                                             Operating       Margin                       Operating       Margin
                              Sales         Profit(Loss)             %      Sales        Profit(Loss)             %
---------------------------------------------------------------------------------------------------------------------
    Japan                       354,306         (7,143)         (2.0)        356,532          5,616           1.6
---------------------------------------------------------------------------------------------------------------------

    Americas                    138,982          5,325           3.8         165,255         10,767           6.5
---------------------------------------------------------------------------------------------------------------------

    Europe                       63,951          3,305           5.2          61,122          4,018           6.6
---------------------------------------------------------------------------------------------------------------------

    Others                       41,640            927           2.2          34,439            598           1.7
---------------------------------------------------------------------------------------------------------------------

          Total                 598,879          2,414           0.4         617,348         20,999           3.4
---------------------------------------------------------------------------------------------------------------------
Corporate &
 Eliminations                   (83,036)          (578)          ---         (87,540)        (7,854)          ---
---------------------------------------------------------------------------------------------------------------------

           Total                515,843          1,836           0.4         529,808         13,145           2.5
---------------------------------------------------------------------------------------------------------------------

Note: Sales amount of each region segment includes inter-segment transactions.

(2) Assets
----------

                                                                         Millions of yen
----------------------------------------------------------------------------------------
                                  2000                            1999
                           As of Sept. 30, 1999           As of Sept. 30, 1998
                     -------------------------------------------------------------------

                         Assets            Ratio(%)      Assets            Ratio(%)
----------------------------------------------------------------------------------------
    Japan                  969,248            63.9         972,430            62.7
----------------------------------------------------------------------------------------

    Americas               375,593            24.8         414,483            26.7
----------------------------------------------------------------------------------------

    Europe                  89,595             5.9         102,664             6.6
----------------------------------------------------------------------------------------

    Others                  85,428             5.7          70,809             4.6
----------------------------------------------------------------------------------------

          Total          1,519,864           100.3       1,560,386           100.6
----------------------------------------------------------------------------------------
Corporate &
 Eliminations               (3,793)           (0.3)         (9,598)           (0.6)
----------------------------------------------------------------------------------------

           Total         1,516,071           100.0       1,550,788           100.0
----------------------------------------------------------------------------------------

(3) Export Sales
----------------

                                                      Millions of yen
--------------------------------------------------------------------------------
                               2000                         1999
                        Apr. 1-Sept. 30, 1999        Apr. 1-Sept. 30, 1998
--------------------------------------------------------------------------------
Export sales                    35,540                       49,322
--------------------------------------------------------------------------------

Export sales represents the sales of the company and its domestic consolidated subsidiaries to unaffiliated customers in foreign countries.

                                                                    Komatsu Ltd.

Interim Financial Highlights of Parent Company
----------------------------------------------
For the first six months of fiscal 2000 and 1999 ended September 30, 1999 and 1998 respectively.

Financial Results
-----------------

                                                                                     Millions of yen & US dollars
                                                                                          except per share amounts
--------------------------------------------------------------------------------------------------------------------------
                                   2000                          1999                        Changes('99-'98)
                            Apr.1-Sept.30,1999            Apr.1-Sept.30,1998                Increase(Decrease)
                      ----------------------------------------------------------------------------------------------------
                            Yen           dollar                  yen                  yen         dollar        (%)
--------------------------------------------------------------------------------------------------------------------------
Net sales                  210,558         1,968                    225,953          (15,395)        (144)        (6.8)
      Domestic             128,013         1,196                    122,339            5,674           53          4.6
      Overseas              82,544           771                    103,614          (21,069)        (197)       (20.3)
--------------------------------------------------------------------------------------------------------------------------
Operating                    3,910            37                      7,694           (3,783)         (35)       (49.2)
  Income
--------------------------------------------------------------------------------------------------------------------------
Ordinary                     1,071            10                      7,234           (6,163)         (58)       (85.2)
  Income
--------------------------------------------------------------------------------------------------------------------------
Net income                   7,184            67                     (8,438)          15,622          146        ---
  (loss)
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss)          (Yen)7.41    (Cent)6.93                 (Yen)(8.71)      (Yen)16.12        15.07        ---
  Per share
--------------------------------------------------------------------------------------------------------------------------

   Note:

      1) The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for 2000 and 1999 at the rate of (Yen)107 to $1, the approximate rate of exchange at September 30, 1999.

      2) The numbers of average common shares outstanding were as follows;

         . September 30, 1999                    ---968,921,701
         . September 30, 1998                    ---968,961,963
         . March 31, 1999                        ---968,941,887

Dividends
---------

--------------------------------------------------------------------------------
                                                 2000            1999
--------------------------------------------------------------------------------
Cash dividends per share (Yen)
  Interim                                        3.00            4.00
  Year-end                                        ---            3.00
--------------------------------------------------------------------------------

Financial Position (at September 30, 1999 and 1998)
---------------------------------------------------

--------------------------------------------------------------------------------
                                                 2000            1999
--------------------------------------------------------------------------------
Total assets (Millions of yen)                   746,044            706,418
--------------------------------------------------------------------------------
Shareholders' equity (Millions of yen)           465,639            435,598
--------------------------------------------------------------------------------
Equity ratio (%)                                    62.4               61.7
--------------------------------------------------------------------------------
Shareholders' equity per share (Yen)              480.57             449.57
--------------------------------------------------------------------------------

                                                                    Komatsu Ltd.


Projection for FY2000 (Year ending March 31, 2000)
--------------------------------------------------
(from April 1, 1999 to March 31, 2000)

                                                                                            Millions of yen
------------------------------------------------------------------------------------------------------------------
                                         Net sales               Ordinary Income              Net income
------------------------------------------------------------------------------------------------------------------

The entire FY2000                         440,000                    11,000                     14,000
------------------------------------------------------------------------------------------------------------------

Sales by Operation
------------------
For the six months ended September 30, 1999 and 1998.

------------------------------------------------------------------------------------------------------------------
                                            2000                        1999                    Changes
                                                                                            Increase(Decrease)
                                       Apr.1-Sept.30,1999          Apr.1-Sept.30,1998
                                   -------------------------------------------------------------------------------
                                  (Yen)million      Ratio(%)  (Yen)million     Ratio(%)  (Yen)million      (%)
------------------------------------------------------------------------------------------------------------------
Construction          Domestic          94,674         45.0         90,125        39.9           4,548       5.0
                      --------------------------------------------------------------------------------------------


Equipment             Overseas          71,809         34.1         87,208        38.6         (15,399)    (17.7)
                      --------------------------------------------------------------------------------------------

                                       166,483         79.1        177,333        78.5         (10,850)     (6.1)
------------------------------------------------------------------------------------------------------------------

Industrial            Domestic           4,040          1.9          5,708         2.5          (1,668)    (29.2)
                      --------------------------------------------------------------------------------------------

Machinery             Overseas           3,738          1.8         10,345         4.6          (6,606)    (63.9)
                      --------------------------------------------------------------------------------------------

                                         7,779          3.7         16,053         7.1          (8,274)    (51.5)
------------------------------------------------------------------------------------------------------------------

Others                Domestic          29,299         13.9         26,505        11.7           2,793      10.5
                      --------------------------------------------------------------------------------------------

                      Overseas           6,996          3.3          6,060         2.7             935      15.4
                      --------------------------------------------------------------------------------------------

                                        36,295         17.2         32,566        14.4           3,729      11.5
------------------------------------------------------------------------------------------------------------------

Total                 Domestic         128,013         60.8        122,339        54.1           5,674       4.6
                      --------------------------------------------------------------------------------------------

                      Overseas          82,544         39.2        103,614        45.9         (21,069)    (20.3)
                      --------------------------------------------------------------------------------------------

                                       210,558        100.0        225,953       100.0         (15,395)     (6.8)
------------------------------------------------------------------------------------------------------------------

                                                                     Komatsu Ltd

                                MANAGEMENT POLICY

1. Basic Management Policy and Medium to Long-Range Management Strategy

Komatsu is committed to its management policy of Quality and Reliability. This policy not only applies to deliver safe and innovative products and services developed from the viewpoint of our customers, but also extends to constant improvement of the Quality and Reliability of all employees of the Komatsu Group. In other words, the Company is pursuing the Quality and Reliability of all its companies, their business and management around the world.

         In pursuit of growth into the 21st century, the Company started its 4-year "G"2000 Mid-Range Management Program in April 1997. Under this initiative, it is seeking to secure medium to long-range Groupwide growth through focused allocation of management resources to the three strategic business areas of construction and mining equipment, electronics and engineering. Goals have been set to achieve net sales of (Yen)1,500 billion, operating income of (Yen)150 billion, ROE of 10% and ROA of 8% by March 31, 2001.

         These goals, however, have been rendered difficult to achieve as planned, because the business environment has changed at speeds beyond expectations when they were originally premised upon. Hence, the Company has decided to delay completion of the program by one to two years. Although achieving these goals will not be an easy affair, the Company will do its utmost to accomplish them by converging the creative and challenging spirits of each and every employee around the world. Komatsu firmly believes that overcoming difficulties becomes possible only when there is a willingness to challenge higher goals and swiftly implement structural reforms.

2. Challenges for Fiscal 2000

The most urgent management task is nothing but improvement of its business performance for this fiscal year by focusing our efforts at the following three tasks as the highest management priority.

   1. To further improve its corporate governance, centering on the reorganized management structure,

   2. To recover profitability of its construction equipment business in Japan; and

   3. To restructure its electronics business.

Structural Reorganization of Management

Effective June this year, Komatsu reorganized its management structure and separated management decision-making and supervisory functions from executive functions. While the new Board of Directors, which was reduced to eight members, is responsible of the former, newly appointed Executive Officers with clearly defined responsibilities are in charge of the latter. In tandem with this move and with the same objectives, two consolidated companies engaging in the company's strategic businesses, namely Komatsu Electronics Metals Co., Ltd. and Komatsu Zenoah Co., also reorganized their management structures, enabling the company to undertake quick management decision-making for the entire Komatsu Group.

         To come ahead of the global mega competition, the Company has newly appointed the presidents of its major units outside Japan as Global Officers with responsibilities on a par with Executive Officers, in order to encourage their active involvement in globally consolidated management.

Construction Equipment Business in Japan:

Thanks to the positive effect of the government's comprehensive economic measures which were enacted last year, Japanese demand for construction equipment has at last bottomed out since April 1999 and rebounded to last year's level. Against such a backdrop, the Company is striving to expand sales by aggressively launching new products, such as hydraulic excavators with small rear-swing radius and the mobile crusher/recycler series, to enhance its market position. The Company is also focusing its efforts on promising business fields and products. At the same time, it is working to increase efficiency in terms of both production and sales so that it can secure stable profit even when the market size in Japan stays at the present level. Concerning the ongoing restructuring program of Japanese production since the fall of 1998, the Company has completed all plans on schedule for the current fiscal year, significantly reinforcing its cost competitiveness. Slated for completion by August 2000, the restructuring program calls for the closure of three plants in Japan.

Electronics Business:

Komatsu has to improve profitability of its electronics business as soon as possible through structural reform. In the silicon wafer business, the core operation, demand is on the rise, keeping apace with the recovery of the semiconductor market. The Company is pursuing decisive differentiation of products and technologies by putting together the entire strength of the Komatsu Group. Komatsu Electronic Metals Co., Ltd. is striving to improve and strengthen its earning power through management reorganization, consolidation of production in Japan and Taiwan, and reduction of lead-time and costs. Now that the cyclical peak of capital investment is over for the company, its cash flows will improve significantly.

         In other electronics businesses, such as polycrystalline silicon and Excimer lasers, Komatsu has products and technologies, with which the Company can assert superiority in their respective markets. The Company will work to further improve earnings and business performance by expanding these markets.

3. Basic Policy on Shareholder Dividends

Komatsu is replacing its conventional policy of maintaining stable dividend payment with a new policy that emphasizes return on shareholders' equity. In its basic policy on shareholder dividends, the Company will link returns more directly with business performance, while working to secure internally generated funds for reinvestment.

                                                                    Komatsu Ltd.



                THE STATE OF ACTIONS ON THE "COMPUTER Y2K ISSUE"
                ------------------------------------------------

Defining the "Computer Y2K Issue" as a management priority issue to be addressed, Komatsu Ltd. ("Komatsu") is making a company-wide effort, centering on its Information Systems Division, to assure continued the Quality and Reliability of its management. In addition, as the leader of the Komatsu Group, the Company is vigorously supporting its Group companies in their efforts to address the issue.

1. Progress of Activities

As a whole, along with the introduction of ERP (enterprise resource planning) package software to build a global network, the Komatsu Group is dealing properly with the Y2K issue.

To be specific, the actions on the domestic core business systems for production, sales and accounting at Komatsu were completed in March 1998, while those on the overseas business core systems, including other systems, were completed in June 1999. Following their completion, a series of comprehensive tests to confirm proper functioning of the measures was finished in August 1999, leading to the detection of no material problems.

         With regard to microcomputers and software installed in Komatsu's manufacturing facilities and other equipment, investigations and actions have already been undertaken, confirming the absence of any material problems.

         Investigations into microcomputers and software incorporated in Komatsu's products have also been finished. Although some products were found to show such phenomena as failing to indicate accurate dates, customers have been notified of such problems through the sales division while, at the same time, undergoing appropriate counter-actions. In addition, Komatsu has posted information concerning the Y2K issue on its website for timely disclosure to the visitors, while inquiries from the customers are being quickly processed by respective departments in charge.

2. Funding for Actions

The total amount of expenditure by the Komatsu Group for actions related to the Y2K issue is estimated to amount to about (Yen)6.0 billion. Of this amount, about (Yen)5.5 billion was accrued by the end of fiscal 1999, with the remaining
(Yen)0.5 billion being earmarked for the current fiscal year. Komatsu expects these expenditures will not materially affect its future business performance and cash flows.

3. Crisis Management Plans

In order to prevent any possible disruption of its business activities resulting from the Y2K issue, Komatsu is taking every precautionary measure. However, in preparation for any conceivable contingency, Komatsu formed the Y2K Issue Management Committee in February 1999. Presupposing various cases of trouble, while also confirming the state of counter-actions by the Komatsu Group as a whole, the Committee has formulated specific methods to respond to such problems in its Crisis Management Plans.

         The Plan covers identification of supposed problems and classification of resultant distractions, preparation for counter-actions, establishment of counter-measure headquarters depending on the importance of the problems, emergency readiness of the persons in charge and engineers in office or at home, and an emergency communication system.

         For instance, Komatsu is planning to properly increase inventories of parts and products at its manufacturing plants, and is scheduled to implement confirmation of the proper function of its computer systems and network operations on January 1 and 2, 2000. In addition, Komatsu has decided to move up the clearance date for its trade notes payable drawn at the end of September 1999, from originally scheduled January 4th, 2000 to the end of this year, as part of its activities to reduce risks at its suppliers.

                                                                           (end)